UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tuniu Corp.

File No. 5-88134 - CF#31979

Dunde Yu and Dragon Rabbit Capital Limited and Haifeng Yan and Verne Capital Limited submitted application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their respective Schedules 13D filed on January 9, 2015 relating to their beneficial ownership of ordinary shares of Tuniu Corp.

Based on representations by Dunde Yu and Dragon Rabbit Capital Limited and Haifeng Yan and Verne Capital Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.C   through January 20, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary